TIAA PUBLIC

Registrant: TIAA-CREF Life Insurance Company

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

John D. Piller, Sr.

Director, Associate General Counsel

TFS Law

Office: 704-988-5681

Fax: 704-988-1615

E-mail: jpiller@tiaa.org

April 29, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	TIAA-CREF Life Insurance Company (“Registrant”)

Post-Effective Amendment #1 to the Registration Statement on Form S-1

Registration File No. 333-230440

Investment Horizon Annuity Contract

Dear Commissioners and Ms Vroman-Lee:

On this April 29, 2020, Registrant submits Post-Effective Amendment #1 to the Initial Registration Statement for the Investment Horizon Annuity contract.

LIMITED SCOPE OF CHANGES TO THE PROSPECTUS

Annual update changes

Changes in Post-Effective Amendment #1 to the Initial Registration Statement of the Investment Horizon Annuity are limited to current financial statements, consents, exhibits, and annual updated information, and a few minor non-material corrections and changes.

If the Post-Effective Amendment was eligible to be filed pursuant to Rule 485 under the Securities Act of 1933, the Registrant would have made the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings. Internal counsel has reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

For these reasons, REGISTRANT REQUESTS AN ACCELERATED EFFECTIVE DATE OF MAY 1, 2020 FOR THIS REGISTRATION.

TIAA PUBLIC

TANDY REPRESENTATIONS

The Registrant hereby acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question concerning this filing, please contact our counsel, John D. Piller, by telephone at (704) 988-5681 or by e-mail at jpiller@tiaa.org.

Respectfully Submitted,

/s/ William G. Griesser

William G. Griesser

President and Chief Executive Officer

TIAA-CREF Life Insurance Company

/s/ Angela M. Kahrmann

Angela M. Kahrmann

President and Chief Operating Officer

TIAA-CREF Individual & Institutional Services, LLC (Principal Underwriter)